

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2018

<u>Via E-mail</u>
Andrew Elinesky
Senior Vice President and Chief Financial Officer
McEwen Mining Inc.
150 King Street West, Suite 2800
Toronto, ON
Canada M5H 1J9

> **Re:** **McEwen Mining Inc.**
> **Registration Statement on Form S-3**
> **Filed April 27, 2018**
> **File No. 333-224476**

Dear Mr. Elinesky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 10 that one or more of your subsidiaries may guarantee the debt securities. If you intend to issue guarantees under the indenture, please add the subsidiaries that may guarantee the debt securities as registrants to the filing, and revise the legal opinion to include the guarantees. Please also tell us how you intend to comply with the financial statements requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. If you intend to add subsidiary guarantors in the future, tell us how you plan to add such guarantors as co-registrants. For guidance, please refer to Example No. 2 in Appendix B of Securities Act Release No. 33-7649 (February 26, 1999).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: George A Hagerty, Esq.
        Hogan Lovells US LLP